BB 2/21

RECEIVED FEB 19 2003 SEC MAIL PROCESSING SECTION WASH. D.C. 181

03001400

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northern Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3003 HAMEL ROAD (P.O. Box 275)
(No. and Street)

MEDINA (City) MN (State) 55340-0275 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUGLAS F. OTTEN 952-475-0633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Copeland Buhl & Company P.L.L.P.
(Name – *if individual, state last, first, middle name*)

800 East Wayzata Blvd (Address) Wayzata (City), MN (State) 55391-1766 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

03-10

OATH OR AFFIRMATION

I, DOUGLAS F. OTTEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northern Securities, Inc., as of 12/31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

KAY M. WILLIAMSON
NOTARY PUBLIC • MINNESOTA
My Commission Expires Jan. 31, 2005

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

COPELAND BUHL & CO

Report of Independent Certified Public Accountants

Board of Directors
Northern Securities, Inc.
Wayzata, Minnesota

We have audited the accompanying statements of financial condition of Northern Securities, Inc. as of December 31, 2002 and 2001, and the related statements of operations and accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted by the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northern Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted by the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Copeland Buhl & Company PLLP

COPELAND BUHL & COMPANY P.L.L.P.

January 25, 2003

COPELAND BUHL & COMPANY P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
800 EAST WAYZATA BOULEVARD
WAYZATA, MINNESOTA 55391-1766
(952) 476-7100
FAX (952) 476-7123

copelandbuhl@copelandbuhl.com
MEMBER SEC SECTION AICPA DIVISION FOR FIRMS

NORTHERN SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31

ASSETS	2002	2001
Current Assets:		
Cash and equivalents	$ 8,597	$ 776
Marketable securities		10,159
Concessions receivable	5,115	5,837
Prepaid expenses	2,010	868
Total Current Assets	15,722	17,640
Office Equipment, at Cost	11,928	11,928
Less: accumulated depreciation	9,748	8,965
Net Office Equipment	2,180	2,963
TOTAL ASSETS	$ 17,902	$ 20,603

LIABILITIES AND STOCKHOLDER'S EQUITY	2002	2001
Current Liabilities:		
Due to stockholder	$ 2,500	$ 4,000
Stockholder's Equity:		
Common stock - no par value; 100 shares authorized, issued and outstanding	1,000	1,000
Paid in capital	17,983	17,983
Accumulated deficit	(3,581)	(2,380)
Total Stockholder's Equity	15,402	16,603
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 17,902	$ 20,603

See notes to financial statements.

NORTHERN SECURITIES, INC.
STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
YEARS ENDED DECEMBER 31

	2002	2001
Revenues	$ 41,379	$ 71,037
Operating Expenses:		
Officer salary	6,800	30,600
Payroll taxes	586	2,374
Employee benefits	2,697	2,866
Rent	7,282	7,737
Auto lease	6,825	7,525
Auto expenses	4,663	6,113
Professional services	3,014	3,863
Utilities	2,509	2,501
Meals and entertainment	1,461	2,683
Advertising	1,227	2,440
Dues and subscriptions	953	816
Depreciation	783	783
Office expense	768	321
Regulatory fees	734	2,911
Supplies	568	850
Postage	473	481
Bonding fees	403	300
Charitable contributions	297	319
Miscellaneous expense	537	1,539
Total Operating Expenses	42,580	77,022
Loss Before Income Taxes	(1,201)	(5,985)
Credit for Income Taxes		(906)
Net Loss	(1,201)	(5,079)
Retained Earnings (Deficit) - Beginning of Year	(2,380)	2,699
Accumulated Deficit - End of Year	$ (3,581)	$ (2,380)

See notes to financial statements.

NORTHERN SECURITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31

	2002	2001
Cash Flows from Operating Activities:		
Net loss	$ (1,201)	$ (5,079)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	783	783
Provision for deferred income taxes		(1,000)
Loss on investments	1,890	8,284
(Increase) decrease in concessions receivable	722	(1,255)
(Increase) in prepaid expenses	(1,142)	(535)
Decrease in accrued income taxes		(35)
Net Cash Provided by Operating Activities	1,052	1,163
Cash Flows From Investing Activities:		
Purchases of marketable securities	(8,726)	(34,443)
Proceeds from sale of marketable securities	16,995	34,336
Net Cash Provided by (Used in) Investing Activities	8,269	(107)
Cash Flows From Financing Activities:		
Net repayments to stockholder	(1,500)	(1,000)
Net Increase in Cash and Equivalents	7,821	56
Cash and Equivalents - Beginning of Year	776	720
Cash and Equivalents - End of Year	$ 8,597	$ 776

See notes to financial statements.

NORTHERN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

Note A: Significant Accounting Policies

Nature of Operations

The Company is a broker and dealer of securities. Its principal market is the Minneapolis/St. Paul metropolitan area.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Office Equipment

Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. For financial reporting purposes, the straight-line method of depreciation is followed. For tax reporting purposes, accelerated methods of depreciation are followed for all assets.

Expenditures for maintenance and repairs are charged to operations when the expense is incurred. Expenditures determined to represent additions and betterments are capitalized.

Income Taxes

The Company provides for income taxes based on income reported for financial reporting purposes. Certain charges to earnings differ as to timing from those deducted for tax purposes; these relate primarily to accumulated depreciation. The tax effects of these differences are recorded as deferred income taxes.

Note B: Income Taxes

At December 31, 2002, the Company's deferred tax asset and liability balances were zero.

Cash payments for income taxes during the years ended December 31, 2002 and 2001 were $0 and $94, respectively.

Note C: Pension Plan

The Company sponsors a money purchase and profit sharing plan covering all employees. Company contributions are voluntary and at the discretion of the Board of Directors. The Company made no contributions to the plan in 2002 and 2001.

SUPPLEMENTAL INFORMATION

NORTHERN SECURITIES, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31

	2002	2001
Net Capital:		
Total Stockholder's Equity	$ 15,402	$ 16,603
Less:		
Haircuts on securities, $8,269 x 15% and $10,159 x 15%, respectively	(1,240)	(1,524)
Net office equipment	(2,180)	(2,963)
Net Capital	$ 11,982	$ 12,116
Aggregate Indebtedness	$ 2,500	$ 4,000
Ratio: Aggregate indebtedness to net capital	.2	.3

Financial Statements and Report of Independent Certified Public Accountants

NORTHERN SECURITIES, INC.

December 31, 2002 and 2001